SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2007

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2007	10
Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions: Series of Transactions from Same Issue Exceeding 5% of Assets Year Ended December 31, 2007	11

SIGNATURES	12

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As described in Note 2, the plan adopted FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” during the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

June 30, 2008
New York, NY

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2007 AND 2006
	2007	2006
INVESTMENTS, AT FAIR VALUE:
Fixed Income Funds:
PIMCO Total Return Administrative Fund	$1,607,280	$1,287,973
Total fixed income funds	1,607,280	1,287,973
Equity Funds:
Janus Adviser Large Cap Growth Fund	169,008	-
Alger Mid Cap Growth Retirement Portfolio Fund	1,263,030	1,031,824
RSI Retirement Trust International Equity Fund	1,076,945	846,034
American Century Ultra Fund	-	158,491
SSGA S&P 500 Index Fund	1,869,758	1,919,497
Neuberger Berman Genesis Fund Trust	2,627,407	2,091,645
RSI Retirement Trust Value Equity Fund	1,212,368	1,479,132
Total equity funds	8,218,516	7,526,623
Asset Allocation funds:
Sunrise Balanced Equity Fund	106,784	-
Sunrise Balanced Fund	524,033	-
Sunrise Diversified Income Fund	126,998	-
RS Group Trust Co. Aggressive Asset Allocation	-	105,736
RS Group Trust Co. Conservative Asset Allocation	-	115,066
RS Group Trust Co. Moderate Asset Allocation	-	428,035
Total asset allocation funds	757,815	648,837
Stable Value Funds:
RS Group Trust Co. Stable Value Fund (which includes guaranteed insurance contracts or synthetic guaranteed insurance contracts totaling $2,130,578 at December 31, 2006)	-	5,983,227
SEI Stable Asset Fund (which includes guaranteed insurance contracts or synthetic guaranteed insurance contracts totaling $6,406,572 at December 31, 2007)	6,459,246	-
Total stable value funds	6,459,246	5,983,227
Dime Community Bancshares, Inc. Common Stock Fund	7,764,266	7,764,240
Participant Loans	443,011	463,377

TOTAL INVESTMENTS AT FAIR VALUE	25,250,134	23,674,277
DUE FROM THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES ("ESOP")	455,038	410,040
CASH BALANCE	1,824	15,717
TOTAL ASSETS	25,706,996	24,100,034
NET ASSETS AVAILABLE FOR PLAN BENEFITS, AT FAIR VALUE	25,706,996	24,100,034
Adjustment from fair value to contract value for fully benefit responsive insurance contracts	166,580	55,417
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$25,873,576	$24,155,451
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Fixed income funds	$140,873
Equity funds	1,036,880
Asset allocation and stable value funds	293,904
Employer stock fund	(637,774)

Total net appreciation in fair value of investments	833,883

Interest and dividend income	338,842

Investment income, net	1,172,725

Participant contributions	1,516,399
Net change in contributions receivable from the Employee Stock Ownership Plan	44,998

Total additions	2,734,122

DEDUCTIONS:
Benefits paid to participants	992,165
Administrative expenses	23,832

Total deductions	1,015,997

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	1,718,125

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	24,155,451

End of year	$25,873,576

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.        DESCRIPTION OF PLAN

The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the “Plan”).  This description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

a.
General - The Plan is a defined contribution plan covering all eligible employees. The Employee Benefits Committee, comprised of members of both the Board of Directors and management of the Dime Savings Bank of Williamsburgh (the "Bank"), oversees the operation and administration of the Plan.   It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

b.
Eligibility and Participation - Participation in the Plan is voluntary.  An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.	Contributions - Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted. There are currently no direct contributions to the Plan either made or required to be made by Dime Community Bancshares, Inc. (the “Company”) or the Bank.

Effective July 1, 2000, the Company or the Bank makes a required 100% vested cash contribution to participants in the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Affiliates (the “ESOP”) in the amount of 3% of total W-2 compensation (including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Plan). This contribution was guaranteed through December 31, 2006, and was automatically transferred to the Plan, regardless of whether or not the individual otherwise participates in the Plan. Upon transfer of funds to the Plan, the participant had the ability to invest this contribution in any of the investment options currently offered under the Plan. This annual employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year. In March 2007, a contribution of $410,040 was made to eligible participants based upon compensation for the period January 1, 2006 through December 31, 2006. During the year ended December 31, 2007, contributions from the Company or Bank were voluntary. In March 2008, the Bank made a contribution of $455,038 to eligible participants based upon compensation for the period January 1, 2007 through December 31, 2007.

d.
Participant Accounts –Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting - All participants are 100% vested in the value of the annual 3% employer contribution to the Plan and any investment income that these funds may earn.  Participant contributions and earnings thereon are nonforfeitable.

f.
Investment Options - Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan.  As of December 31, 2007, there were sixteen investment options available in the Plan, which included one fixed income fund, six equity funds, seven asset allocation funds, one employer stock fund and one capital preservation fund. As of December 31, 2006, there were twelve investment options available in the Plan, which included one fixed income fund, six equity funds, three asset allocation funds, one employer stock fund and one capital preservation fund. At both December 31, 2007 and 2006, the respective capital preservation funds were "Stable Value Funds," which invested in various investments including fully benefit responsive guaranteed investment contracts issued by insurance companies, bank investment contracts, and cash and cash equivalents.

All investment options are participant directed. Retirements Systems Group Inc. (“RSI”) ("Trustee") acts as trustee for all investments in the Plan.

Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant

g.	Withdrawal of Funds - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

h.	Loans to Participants - Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time. The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. The loans are secured by the balances in the participant’s account. Loan repayments are made by automatic payroll deduction.

i.	Payment of Benefits – On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

j.	Forfeitures - If a participant is not fully vested in previous contributions made by the Company or Bank and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts. There were no forfeitures during the years ended December 31, 2007 and 2006.

k.	Plan Termination - Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank’s contributions) at the termination date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.	Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits.  Actual results could differ from those estimates.

c.
Risks and Uncertainties - The Plan provides for various investment options.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

d.	Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. The Fixed Income and Equity funds are comprised of funds maintained by registered investment companies, all of which are traded on national securities exchanges and carried at fair value based on their quoted market prices at the end of the year. The common stock of the Company is carried at fair value based upon the quoted market price at the end of the year. The Plan's Asset Allocation and Stable Value funds are carried at fair value based on the Plan’s proportionate share of units of beneficial interest in the respective funds.

The Stable Value Funds shown in the statements of net assets available for plan benefits are carried at fair value by the Plan trustee. In accordance with accounting rules discussed in Note 2(e) below an adjustment is made on the statement of net assets to present the contract value of these fund assets.

Participant loans are carried at the principal amount of the loans outstanding, which approximates fair value.

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Purchases and sales are accounted for on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are recorded on the average cost basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.	Valuation and Presentation of Stable Value Funds – At December 31, 2007 and 2006, the Plan's Stable Value Funds held investments in fully benefit responsive guaranteed investment contracts ("GICS") and synthetic GICS. The fair value of the GICS is calculated by discounting the related cash flows based on the current yields of similar instruments with comparable durations. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. Withdrawals from these contracts may be made at contract value for qualified benefit plans. The contract value represents invested principal plus contractual interest earned.

During the year ended December 31, 2006, the Plan adopted FSP AAG INV−1 and SOP 94−4−1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” ("FSP AAG"). FSP AAG recognizes contract value is the most relevant measurement attribute for fully benefit-responsive investment contracts in determining the net assets available for benefits of a defined-contribution plan, since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. However, under FSP AAG, investment contracts held by a defined-contribution plan are required to be reported at fair value on the statement of net assets. FSP AAG requires that the Statement of Net Assets Available for Benefits present an adjustment between the fair value and contract value of fully benefit-responsive investment contracts. The statement of changes in net assets available for plan assets is presented on a contract value basis and is not affected by FSP AAG.

f.	Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers’ commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

g.	Recent Accounting Pronouncements – In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defined fair value, established a framework for measuring fair value under generally accepted accounting principles, and expanded disclosures about fair value measurements. Other current accounting pronouncements that require or permit fair value measurements will require application of SFAS 157. SFAS 157 does not require any new fair value measurements, however, changes the definition of, and methods used to measure, fair value. SFAS 157 emphasizes fair value as a market-based, not entity-specific, measurement. Under SFAS 157, a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 further establishes a fair value hierarchy that distinguishes between (i) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs), and (ii) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. SFAS 157 also expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Plan is currently evaluating the statement's impact upon the financial statements.

3.        EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2007, the Plan owned investments in asset allocation funds managed by Fiserv Trust Company, who performs various recordkeeping and custodial functions for the Plan.  At December 31, 2006, the Plan owned investments in asset allocation funds managed by RSI, who is the trustee as defined by the Plan. As a result, all transactions related to these asset allocation funds during the years ended December 31, 2007 and 2006 qualified as exempt party-in-interest transactions.

Certain administrative functions are performed by officers and employees of the Company or the Bank.  No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.

At December 31, 2007 and 2006, the Plan held 587,132 and 535,263 shares, respectively, of common stock of Dime Community Bancshares, Inc., the parent company of the Plan sponsor, with a cost basis of $2.9 million and $2.5 million, respectively.  Dividend income received on these shares of common stock totaled $304,523 and $307,597, respectively during the years ended December 31, 2007 and 2006.

4.	INVESTMENTS

The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are participant directed.

	Value at December 31,
	2007	2006
PIMCO Total Return Administrative Fund	$1,607,280	$1,287,973
SSGA S&P 500 Index Fund	1,869,758	1,919,497
Neuberger Berman Genesis Fund Trust	2,627,407	2,091,645
RS Group Trust Co. Stable Value Fund *	-	5,983,227
SEI Stable Asset Fund *	6,459,246	-
RSI Retirement Trust Value Equity Fund	1,212,368**	1,479,132
Dime Community Bancshares, Inc. Common Stock Fund	7,764,266	7,764,240
* The contract value of the SEI Stable Asset Fund was $6,625,825 at December 31, 2007.  The contract value of the RS Group Trust Co. Stable Value Fund was $6,038,644 at December 31, 2006.

** Amount did not represent greater than 5% of the net assets available for plan benefits at December 31, 2007.

During the year ended December 31, 2007, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

PIMCO Total Return Administrative Fund	$140,873
Sunrise Balanced Equity Fund	(1,494)
Sunrise Balanced Fund	(4,863)
Sunrise Diversified Income Fund	(712)
RS Group Trust Co. Conservative Asset Allocation	5,084
RS Group Trust Co. Moderate Asset Allocation	19,109
RS Group Trust Co. Aggressive Asset Allocation	4,527
RS Group Trust Co. Stable Value Fund	252,300
SEI Stable Asset Fund	19,953
RSI Retirement Trust Value Equity Fund	(37,609)
SSGA S&P 500 Index Fund	85,066
American Century Ultra Fund	34,682
Janus Advisor Large Cap Growth Fund	9,100
RSI Retirement Trust International Equ ity Fund	141,123
Alger Mid Cap Growth Retirement Portfolio Fund	336,616
Neuberger Berman Genesis Fund Trust	467,902
Dime Community Bancshares, Inc. Common Stock Fund	(637,774)
$ 833,883

5.   FEDERAL INCOME TAX STATUS

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code.  The Plan received a favorable Internal Revenue Service determination letter dated August 27, 2002.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and that they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
FORM 5500, , SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
Party In				Current
Interest	Identity of Issuer	Description of Investments	Cost	Value
	REGISTERED INVESTMENT COMPANIES:
*	RSI Retirement Trust	Value Equity Fund	**	$1,212,368
*	RSI Retirement Trust	International Equity Fund	**	1,076,945
	Alger	Mid Cap Growth Retirement Portfolio Fund	**	1,263,030
	PIMCO	Total Return Administrative Fund	**	1,607,280
	Janus Advisers	Large Cap Growth Fund	**	169,008
	SSGA	S&P 500 Index Fund	**	1,869,758
	Neuberger Berman	Genesis Fund Trust	**	2,627,407

	Total Registered Investment Companies			9,825,796

	COMMON/ COLLECTIVE TRUSTS:
*	Fiserv Trust Company	Sunrise Balanced Equity Fund	**	106,784
*	Fiserv Trust Company	Sunrise Balanced Fund	**	524,033
*	Fiserv Trust Company	Sunrise Diversified Income Fund	**	126,998
	SEI Trust Co.	Stable Asset Fund	**	6,625,826

	Total Common/ Collective Trusts			7,383,641

	EMPLOYER SECURITIES
*	Dime Community Bancshares, Inc.	Common Stock Fund	**	7,764,266

	PARTICIPANT LOANS
*		Employee Loans Receivable (144 loans with interest rates ranging from 5.00% to 10.50%)	**	443,011
		TOTAL		$25,416,714
*           Party-in-interest.
**           Cost information is not required for participant directed investments and, therefore, is not included.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS:
SERIES OF TRANSACTIONS FROM SAME ISSUE EXCEEDING 5% OF ASSETS
YEAR ENDED DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current Value
	Description of asset				of Asset on
Identity of	(include interest rate and	Purchase	Selling	Cost of	Transaction	Net gain
Party Involved	Maturity in case of a loan)	Price	Price	Asset	Date	or (loss)
RSI Retirement Trust	Stable Value Fund	$5,858,697	$6,595,854	$5,858,697	$6,595,854	$737,157
SEI Trust Co.	Stable Asset Fund	$6,595,854		$6,595,854	$6,595,854	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 30, 2008                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 30, 2008                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    Executive Vice President and Chief Financial Officer